UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Daleen Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

23437N10

(CUSIP Number)

Douglas E. Scott, Esq.
Senior Vice President, General Counsel and Secretary
Science Applications International Corporation
10260 Campus Point Drive
San Diego, CA  92121
(858) 826-7325

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Aloma H. Avery, Esq.
Senior Counsel
Science Applications International Corporation
10260 Campus Point Drive
San Diego, CA  92121
Tel: (858) 826-6000

May 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23437N10

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Science Applications International Corporation
I.R.S. Identification No.  95-3630868

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 13,836,046

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 13,836,046

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,836,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.64%

14.	Type of Reporting Person (See Instructions) CO

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SAIC Venture Capital Corporation
I.R.S. Identification No.  88-0447177

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 13,836,046

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 13,836,046

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,836,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.64%

14.	Type of Reporting Person (See Instructions) CO

Amendment No. 3 to Schedule 13D

The Reporting Persons, Science Applications International Corporation (“SAIC”) and SAIC Venture Capital Corporation (“SVCC”), hereby amend and supplement the Schedule 13D initially filed by the Reporting Persons on June 18, 2001, as amended by Amendment No. 1 on August 16, 2001, and Amendment No. 2 on February 7, 2003, relating to the common stock (“Common Stock”) of Daleen Technologies, Inc. (“Daleen”).  The purpose of this Amendment No. 3 is to report a change in the Reporting Persons’ relationship with respect to the Common Stock.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 2 (a)-(c) of the Original Statement are hereby supplementally amended to restate in its entirety Appendix A to the Original Statement.  Appendix A is attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)  SVCC directly owns 2,246,615 shares of Common Stock, 67,604 shares of Series F Preferred with each share immediately convertible into 122.4503 shares of Common Stock and Series F Warrants to purchase 27,042 shares of Series F Preferred with each share immediately convertible into 122.4503 shares of Common Stock. Together these interests represent a total of 13,836,046 shares or approximately 29.5% of the Common Stock of the Issuer. According to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on March 18, 2004, the number of shares of Common Stock outstanding as of February 1, 2004 was 46,929,372 (before giving effect to the 8,278,130 shares of Common Stock issuable upon the conversion of the shares of Series F Preferred held by SVCC and the 3,311,301 shares of Common Stock issuable upon the conversion of the shares of Series F Preferred issuable upon the exercise of the Series F Warrants held by SVCC). For reporting purposes, SAIC may be deemed the beneficial owner of the shares owned by SVCC.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 7, 2004, SVCC executed a Voting Agreement with Quadrangle Capital Partners LP (“QCP”), Quadrangle Select Partners LP (“QSP”) and Quadrangle Capital Partners-A LP (“QCP-A” and collectively with QCP and QSP, “Quadrangle”) with respect to the Common Stock and Series F Convertible Preferred Stock (“Preferred Stock” and together with Common Stock, the “Shares”) of Daleen owned by SVCC.

Daleen announced that agreements have been signed by affiliates of Quadrangle Capital and Behrman Capital for investments of $25 million and $5 million, respectively, into Daleen Holding, Inc., a newly formed holding company that will simultaneously acquire Daleen and Protek Telecommunications Solutions Limited, a private limited company organized under the laws of England and Wales (“Protek”).  Under the terms and conditions of various operative agreements, Protek will be merged with and into Daleen.  SVCC’s execution of the Voting Agreement is a condition precedent to the execution and delivery of the operative agreements that will consummate the investment and merger.

Until the Voting Agreement terminates, SVCC, among other things:
• may not transfer any Shares owned by it;
• irrevocably and unconditionally agrees to vote the Shares in favor of the merger with Protek and against, among other things, any proposal made in opposition to the proposed merger with Protek; and

• grants an irrevocable proxy to Michael Huber in his capacity as a managing partner of Quadrangle to vote all the Shares owned by SVCC in favor of the Protek merger.

The Voting Agreement terminates upon the earliest to occur of (i) the consummation of the merger with Protek and related transaction contemplated thereby or (ii) the termination of the Protek merger agreement pursuant to its terms.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is included as an exhibit to this amended Schedule 13D.

Other than as described in this amended Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as exhibits:
	Exhibit 1	Voting Agreement, dated May 7, 2004, by and between SAIC Venture Capital Corporation, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP.
	Exhibit 2	Agreement as to Joint Filing of Schedule 13D, dated as of May 13, 2004 between SAIC and SVCC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2004

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

	By:	/s/ Douglas E. Scott
	Name:	Douglas E. Scott
	Title:	Senior Vice President, General Counsel and Secretary

SAIC VENTURE CAPITAL CORPORATION

	By:	/s/ Gian A. Brown
	Name:	Gian A. Brown
	Title:	President and General Counsel

APPENDIX A

Directors and Executive Officers

The following table sets forth the name, business address and present principal occupation or employment of each of the directors of  Science Applications International Corporation (“SAIC”).  To the knowledge of SAIC, each director listed below is a United States citizen.

Name	Principal Occupation	Name, Principal Business and Address of Corporation or Other Organization in Which Employment is Conducted

Duane P. Andrews	President and Chief Operating Officer of Federal Business, Corporate Executive Vice President and Director of SAIC	Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102

J. Robert Beyster	Chairman of the Board and Director of SAIC	Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037

Kenneth C. Dahlberg	Chief Executive Officer, President and Director of SAIC	Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121

Wolfgang H. Demisch	Director of SAIC	435 Round Hill Road Greenwich, CT 06831

Matthew J. Desch	Chief Executive Officer of Telcordia Technologies, Inc. and Director of SAIC	Telcordia Technologies, Inc. One Telcordia Drive Piscataway, NJ 08854

Wayne A. Downing	Director of SAIC	11200 N. Pawnee Road Peoria, IL 61615

Jere A. Drummond	Director of SAIC	Bell South 675 W. Peachtree Street NE Suite 533 Atlanta, GA 30308

Donald H. Foley	Group President and Director of SAIC	Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102

John E. Glancy	Director of SAIC	Science Applications International Corporation 11622 El Camino Real San Diego, CA 92130

Name	Principal Occupation	Name, Principal Business and Address of Corporation or Other Organization in Which Employment is Conducted

Anita K. Jones	Professor, Dept. of Computer Science, University of Virginia	University of Virginia 151 Engineer’s Way Charlottesville, VA 22901

Harry M. Jansen Kraemer, Jr.	Chairman and Chief Executive Officer , Baxter International, Inc.	Baxter International, Inc. One Baxter Parkway Deerfield, IL 60015

Claudine B. Malone	President, Financial Management Consulting, Inc.	Financial Management Consulting, Inc. 7570 Potomac Fall Road McLean, VA 22102

Stephen D. Rockwood	Chief Technology Officer and Executive Vice President and Director of SAIC	Science Applications International Corporation 16701 West Bernardo Drive San Diego, CA 92127

Edward J. Sanderson	Director of SAIC	6009 San Elijo Rancho Santa Fe, CA 92067

Ralph Snyderman	Chancellor for Health Affairs at Duke University	Duke University Medical Center Room 106, Duke South, Green Zone Durham, NC 27710

Monroe E. Trout	Director of SAIC	2110 Cove View Way Knoxville, TN 37919

Randy I. Walker	Corporate Executive Vice President and Director of SAIC	Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121

Joseph P. Walkush	Executive Vice President and Director of SAIC	Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121

John H. Warner, Jr.	Chief Administrative Officer, Corporate Executive Vice President and Director of SAIC	Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121

Name	Principal Occupation	Name, Principal Business and Address of Corporation or Other Organization in Which Employment is Conducted

A. Thomas Young	Director of SAIC	12921 Esworthy Road N. Potomac, MD 20878

The following table sets forth the name, business address and title of each of the executive officers of SAIC, excluding executive officers who are also directors.  To the knowledge of SAIC, each officer listed below is a United States citizen.  Unless otherwise indicated, the business address of each person named below is c/o Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California  92121.

Name	Title (and Address, if Other Than as Indicated Above)

Carl M. Albero	Group President and Chief Executive Officer of AMSEC LLC 2829 Guardian Lane Virginia Beach, VA 23452

Thomas E. Darcy	Corporate Executive Vice President and Chief Financial Officer

Steven P. Fisher	Senior Vice President and Treasurer

Mark V. Hughes III	Group President Science Applications International Corporation 8301 Greensboro Drive McLean, VA 22102

Peter N. Pavlics	Senior Vice President and Controller

Larry J. Peck	Group President Science Applications International Corporation 301 Laboratory Road Oak Ridge, TN 37831

William A. Roper, Jr.	Corporate Executive Vice President

Douglas E. Scott	Senior Vice President, General Counsel and Secretary

George T. Singley III	Group President Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102

The following table sets forth the name, business address and present principal occupation or employment of each of the directors of SAIC Venture Capital Corporation (“SVCC”).  To the knowledge of SVCC, each director listed below is a United States citizen.

Name	Principal Occupation	Name, Principal Business and Address of Corporation or Other Organization in Which Employment is Conducted

J. Robert Beyster	Chairman of the Board and Director of SAIC	Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121

Gian A. Brown	President and General Counsel of SVCC	SAIC Venture Capital Corporation 3993 Howard Hughes Parkway Suite 570 Las Vegas, NV 89109

Wolfgang H. Demisch	Director of SAIC	435 Round Hill Road Greenwich, CT 06831

Matthew J. Desch	Chief Executive Officer of Telcordia Technologies, Inc. and Director of SAIC	Telcordia Technologies, Inc. One Telcordia Drive Piscataway, NJ 08854

Robert R. Lind	Director of SVCC	SAIC Venture Capital Corporation 3993 Howard Hughes Parkway Suite 570 Las Vegas, NV 89109

William A. Roper, Jr.	Corporate Executive Vice President of SAIC	Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121

Kevin A. Werner	Director, Strategic Development Activities of SAIC	SAIC Venture Capital Corporation 3993 Howard Hughes Parkway Suite 570 Las Vegas, NV 89109

The following table sets forth the name, business address and title of each of the executive officers of SVCC, excluding executive officers who are also directors.  To the knowledge of SAIC, each officer listed below is a United States citizen.  Unless otherwise indicated, the business address of each person named below is c/o SAIC Venture Capital Corporation, 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada  89109.

Name	Title (and Address, if Other Than as Indicated Above)

None